As filed with the Securities and Exchange Commission on June 17, 2008
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

ALEXANDER’S, INC.
(Exact name of registrant as specified in its charter)

Delaware	51-0100517
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

210 Route 4 East,
Paramus, New Jersey 07652
(Address of Principal Executive Offices, including Zip Code)

2006 Omnibus Stock Plan
(Full title of the plan)

Joseph Macnow
Chief Financial Officer
210 Route 4 East
Paramus, New Jersey 07652
Telephone:  (212) 587-8541
(Name, address and telephone number of agent for service)

Copy to:
Douglas P. Bartner, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-8190
________________________

Calculation of Registration Fee

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of Registration fee
Common Stock, $1.00 par value	895,000 (1)	$335.50(2)	$300,272,500.00(2)	$11,800.71

(1)
This Registration Statement registers an aggregate of 895,000 shares of the Registrant’s common stock, $1.00 par value (the “Common Stock”), under the Registrant’s 2006 Omnibus Stock Plan, as amended (the “Plan”).  In addition, pursuant to Rule 416(a) under the Securities Act of 1933 (the “Securities Act”), this Registration Statement also covers any additional shares of the Common Stock that become issuable under the Plan by reason of any stock dividend, stock split, recapitalization or other similar transactions in accordance with anti-dilution provisions of the Plan.

This Registration Statement contains two parts.  The first part contains a “reoffer” prospectus prepared in accordance with Part I of Form S-3 (in accordance with Instruction C of the General Instructions to Form S-8).  The reoffer prospectus permits reoffers and resales of those shares referred to above that constitute “control securities,” within the meaning of Form S-8, by certain of the Company’s stockholders, as more fully set forth therein.  The second part contains information required to be set forth in the registration statement pursuant to Part II of Form S-8.  Pursuant to the Note to Part I of Form S-8, the plan information specified by Part I of Form S-8 is not required to be filed with the Securities and Exchange Commission.  The Company will provide without charge to any person, upon written or oral request of such person, a copy of each document incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are also incorporated by reference in the reoffer prospectus as set forth in Form S-8), other than exhibits to such documents that are not specifically incorporated by reference, the other documents required to be delivered to eligible employees pursuant to Rule 428(b) under the Securities Act and additional information about the Plan.

(2)
Pursuant to Rules 457(c) and 457(h) under the Securities Act, the Proposed Maximum Offering Price Per Share and the Proposed Maximum Aggregate Offering Price as to the 895,000 shares of Common Stock registered with respect to future issuances under the Plan is based on the average of the high and low prices of the Common Stock reported on the New York Stock Exchange consolidated reporting system on June 17, 2008 and is estimated solely for the purpose of calculating the registration fee.

PROSPECTUS

895,000 Shares

Common Stock

This prospectus relates to 895,000 shares of common stock of Alexander’s, Inc. which may be offered from time to time by stockholders of Alexander’s, Inc. for their own account.  We will not receive any proceeds from any sale of common stock offered pursuant to this prospectus.

The selling stockholders may offer and sell their shares of common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods.  Shares may be sold at the market price of the common stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of shares.  The shares may be sold through underwriters or dealers which the selling stockholders may select.  If underwriters or dealers are used to sell the shares, we will name them and describe their compensation in a prospectus supplement.  For a description of the various methods by which the selling stockholders may offer and sell their common stock described in this prospectus, see the section entitled “Plan of Distribution” on page 16 of this prospectus.

Our common stock is traded on the New York Stock Exchange under the symbol “ALX.”  On June 16, 2008, the closing price of our common stock was $353.00.

Investing in our common stock involves risks.  See the sections entitled “Disclosure Regarding Forward-Looking Statements” and “Risk Factors” on page 1 of this prospectus to read about factors to consider in connection with purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is June 17, 2008

THE COMPANY

Alexander’s, Inc. is a real estate investment trust (“REIT”), incorporated in Delaware, engaged in leasing, managing, developing and redeveloping its properties.  When used in this prospectus, the terms “we,” “us,” “our,” “Company” and “Alexander’s” refer to Alexander’s, Inc. and its consolidated subsidiaries.  We are managed by, and our properties are leased and developed by, Vornado Realty Trust (“Vornado”).  At December 31, 2007, Vornado owned 32.8% of our outstanding common stock.

Our executive offices are located at 210 Route 4 East, Paramus, New Jersey 07652, and our telephone number is (201) 587-8541.

i

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Forward-looking statements are not guarantees of future performance.  They involve risks, uncertainties and assumptions.  Our future results, financial condition, results of operations and business may differ materially from those expressed in these forward-looking statements.  You can find many of these statements by looking for words such as “approximates,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “would,” “may” or other similar expressions in this prospectus.  We also note the following forward-looking statements:  “in the case of our development project,” “the estimated completion date,” “estimated project costs” and “costs to complete.”  These forward-looking statements represent our intentions, plans, expectations and beliefs and are subject to numerous assumptions, risks and uncertainties.  Many of the factors that will determine these items are beyond our ability to control or predict.  For a further discussion of factors that could materially affect the outcome of our forward-looking statements, see “Risk Factors” herein and “Item 1A - Risk Factors” in our Annual Report on Form 10-K.

For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.  You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of any document incorporated by reference.  All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.  We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances after the date of this prospectus.

RISK FACTORS

Material factors that may adversely affect our business and operations are set forth below.

REAL ESTATE INVESTMENTS’ VALUE AND INCOME FLUCTUATE DUE TO VARIOUS FACTORS.

The value of real estate fluctuates depending on conditions in the general economy and the real estate business.  These conditions may also limit our revenues and available cash.

The factors that affect the value of our real estate include, among other things:

•	national, regional and local economic conditions;
•	consequences of any armed conflict involving, or terrorist attack against, the United States;
•	our ability to secure adequate insurance;
•	local conditions such as an oversupply of space or a reduction in demand for real estate in the area;
•	competition from other available space;
•	whether tenants and users such as customers and shoppers consider a property attractive;
•	the financial condition of our tenants, including the extent of tenant bankruptcies or defaults;
•	whether we are able to pass some or all of any increased operating costs through to tenants;
•	how well we manage our properties;
•	fluctuations in interest rates;
•	changes in real estate taxes and other expenses;

•	changes in market rental rates;
•	the timing and costs associated with property improvements and rentals;
•	changes in taxation or zoning laws;
•	government regulation;
•	availability of financing on acceptable terms or at all;
•	potential liability under environmental or other laws or regulations; and
•	general competitive factors.

The rents we receive and the occupancy levels at our properties may decline as a result of adverse changes in any of these factors.  If our rental revenues and/or occupancy levels decline, we generally would expect to have less cash available to pay our indebtedness and distribute to our stockholders.  In addition, some of our major expenses, including mortgage payments, real estate taxes and maintenance costs, generally do not decline when the related rents decline.

We depend on leasing space to tenants on economically favorable terms and collecting rent from our tenants, who may not be able to pay.

Our financial results depend significantly on leasing space in our properties to tenants on economically favorable terms.  In addition, because a majority of our income is derived from renting real property, our income, funds available to pay indebtedness and funds available for distribution to our stockholders will decrease if a significant number of our tenants cannot pay their rent or if we are not able to maintain our level of occupancy on favorable terms.  If a tenant does not pay its rent, we might not be able to enforce our rights as landlord without delays and might incur substantial legal and other costs.

Bankruptcy or insolvency of tenants may decrease our revenues, net income and available cash.

From time to time, some of our tenants have declared bankruptcy, and other tenants may declare bankruptcy or become insolvent in the future.  If a major tenant declares bankruptcy or becomes insolvent, the rental property at which it leases space may have lower revenues and operational difficulties.  In the case of our shopping centers, the bankruptcy or insolvency of a major tenant could cause us to have difficulty leasing the remainder of the affected property.  Our leases generally do not contain restrictions designed to ensure the creditworthiness of our tenants.  As a result, the bankruptcy or insolvency of a major tenant could result in a lower level of net income and funds available for the payment of our indebtedness or distribution to our stockholders.

Some of our tenants represent a significant portion of our revenues.  Loss of these tenant relationships or deterioration in the tenants’ credit quality could adversely affect results.

Bloomberg L.P. accounted for 32%, 34% and 34% of our consolidated revenues in the years ended December 31, 2007, 2006 and 2005, respectively.  If we fail to maintain a relationship with any of our significant tenants or fail to perform our obligations under agreements with these tenants, or if any of these tenants fail or become unable to perform their obligations under the agreements, we expect that any one or more of these events would adversely affect our results of operations and financial condition.

Inflation may adversely affect our financial condition and results of operations.

Although inflation has not materially impacted our operations in the recent past, increased inflation could have a pronounced negative impact on our mortgage and debt interest and general and administrative expenses as these costs could increase at rates higher than our rents.  Inflation could also have an adverse effect on consumer spending which could impact our tenants’ sales and, in turn, our average rents, where applicable.

Real estate is a competitive business.

We operate in a highly competitive environment.  All of our properties are located in the greater New York City metropolitan area.  We compete with a large number of real estate property owners and developers, some of which may be willing to accept lower returns on their investments.  Principal factors of competition are rents charged, attractiveness of location, the quality of the property and breadth and quality of services provided.  Our success depends upon, among other factors, trends of national and local economies, the financial condition and operating results of current and prospective tenants and customers, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation and population trends.

We may incur costs to comply with environmental laws.

Our operations and properties are subject to various federal, state and local laws and regulations concerning the protection of the environment including air and water quality, hazardous or toxic substances and health and safety.  Under some environmental laws, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property.  The owner or operator may also be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by those parties because of the contamination.  These laws often impose liability without regard to whether the owner or operator knew of the release of the substances or caused such release.  The presence of contamination or the failure to remediate contamination may impair our ability to sell or lease real estate or to borrow using the real estate as collateral.  Other laws and regulations govern indoor and outdoor air quality including those that can require the abatement or removal of asbestos-containing materials in the event of damage, demolition, renovation or remodeling and also govern emissions of and exposure to asbestos fibers in the air.  The maintenance and removal of lead paint and certain electrical equipment containing polychlorinated biphenyls (PCBs) and underground storage tanks are also regulated by federal and state laws.  We are also subject to risks associated with human exposure to chemical or biological contaminants such as molds, pollens, viruses and bacteria which, above certain levels, can be alleged to be connected to allergic or other health effects and symptoms in susceptible individuals.  We could incur fines for environmental compliance and be held liable for the costs of remedial action with respect to the foregoing regulated substances or tanks or related claims arising out of environmental contamination or human exposure at or from our properties.

Each of our properties has been subjected to varying degrees of environmental assessment at various times.  Except as referenced below, the environmental assessments did not, as of the date of this prospectus, reveal any environmental condition material to our business.  However, identification of new compliance concerns or undiscovered areas of contamination, changes in the extent or known scope of contamination, discovery of additional sites, human exposure to the contamination or changes in clean-up or compliance requirements could result in significant costs to us.

In July 2006, we discovered an oil spill at our Kings Plaza Regional Shopping Center.  We have notified the NYSDEC about the spill and have developed a remediation plan.  The NYSDEC has approved a portion of the remediation plan and clean-up is ongoing.  The estimated costs associated with this clean-up will aggregate approximately $2,500,000 and a claim has been made under our insurance policy, subject to our $500,000 deductible which was accrued in 2006.  Of this amount, $426,000 has been paid as of December 31, 2007.

Some of our potential losses may not be covered by insurance.

We carry commercial liability and all-risk property insurance for (i) fire, (ii) flood, (iii) rental loss, (iv) extended coverage, and (v) “acts of terrorism,” as defined in the Terrorism Risk Insurance Program Reauthorization Act (“TRIPRA”) of 2007, which expires in 2014, with respect to our assets, with limits of (i) $965,000,000 per occurrence, including terrorist acts, as defined, for our 731 Lexington Avenue property, and (ii) $500,000,000 per occurrence, including terrorist acts, as defined, for our other properties.  To the extent that we incur losses in excess of our insurance coverage, these losses would be borne by us and could be material.

Our debt instruments, consisting of mortgage loans secured by our properties (which are generally non-recourse to us), contain customary covenants requiring us to maintain insurance.  Although we believe that we have adequate insurance coverage for the purposes of these agreements, we may not be able to obtain an equivalent amount of coverage at reasonable costs in the future.  Further, if lenders insist on greater coverage than we are able to obtain, it could adversely affect our ability to finance and/or refinance our properties.

Compliance or failure to comply with the Americans with Disabilities Act or other safety regulations and requirements could result in substantial costs.

The Americans with Disabilities Act generally requires that public buildings, including our properties, be made accessible to disabled persons.  Noncompliance could result in the imposition of fines by the federal government or the award of damages to private litigants.  If, under the Americans with Disabilities Act, we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our financial condition and results of operations, as well as the amount of cash available for distribution to our stockholders.

Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements.  If we fail to comply with these requirements, we could incur fines or private damage awards.  We do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results of operations.

OUR INVESTMENTS ARE CONCENTRATED IN THE GREATER NEW YORK CITY METROPOLITAN AREA.  CIRCUMSTANCES AFFECTING THIS AREA GENERALLY COULD ADVERSELY AFFECT OUR BUSINESS.

All of our properties are in the greater New York City metropolitan area and are affected by the economic cycles and risks inherent in that area.

During the years ended December 31, 2007, 2006 and 2005, all of our revenues came from properties located in the greater New York City metropolitan area.  Like other real estate markets, the real estate market in this area has experienced economic downturns in the past, and we cannot predict how economic conditions will impact this market in either the short or long term.  Declines in the economy or a decline in the real estate market in this area could hurt the value of our properties and our financial performance.  The factors affecting economic conditions in this region include:

•	business layoffs or downsizing;
•	industry slowdowns;
•	relocations of businesses;
•	changing demographics;

•	increased telecommuting and use of alternative work places;
•	financial performance and productivity of the publishing, advertising, financial, technology, retail, insurance and real estate industries;
•	infrastructure quality; and
•	any oversupply of, or reduced demand for, real estate.

It is impossible for us to assess the future effects of the current uncertain trends in the economic and investment climates of the greater New York City metropolitan region, and more generally of the United States, on the real estate market in this area.  If these conditions persist, or if there is any local, national or global economic downturn, our businesses and future profitability may be adversely affected.

We are subject to risks that affect the general retail environment.

A substantial proportion of our properties are in the retail shopping center real estate market.  This means that we are subject to factors that affect the retail environment generally, including the level of consumer spending and consumer confidence, the threat of terrorism and increasing competition from discount retailers, outlet malls, retail websites and catalog companies.  These factors could adversely affect the financial condition of our retail tenants and the willingness of retailers to lease space in our shopping centers.

Terrorist attacks, such as those of September 11, 2001 in New York City, may adversely affect the value of our properties and our ability to generate cash flow.

All of our properties are located in the greater New York City metropolitan area.  In the aftermath of a terrorist attack, tenants in this area may choose to relocate their businesses to less populated, lower-profile areas of the United States that are not as likely to be targets of future terrorist activity and fewer customers may choose to patronize businesses in this area.  This would trigger a decrease in the demand for space in these markets, which could increase vacancies in our properties and force us to lease our properties on less favorable terms.  As a result, the value of our properties and the level of our revenues could decline materially.

WE MAY ACQUIRE OR SELL ADDITIONAL ASSETS OR DEVELOP ADDITIONAL PROPERTIES.  OUR FAILURE OR INABILITY TO CONSUMMATE THESE TRANSACTIONS OR MANAGE THE RESULTS OF THESE TRANSACTIONS COULD ADVERSELY AFFECT OUR OPERATIONS AND FINANCIAL RESULTS.

We may acquire or develop properties and this may create risks.

Although our stated business strategy is not to engage in acquisitions, we may acquire or develop properties when we believe that an acquisition or development project is otherwise consistent with our business strategy.  We may not, however, succeed in consummating desired acquisitions or in completing developments on time or within budget.  In addition, we may face competition in pursuing acquisition or development opportunities that could increase our costs.  When we do pursue a project or acquisition, we may not succeed in leasing newly developed or acquired properties at rents sufficient to cover their costs of acquisition or development and operations.  Difficulties in integrating acquisitions may prove costly or time-consuming and could divert management’s attention.  Acquisitions or developments in new markets or industries where we do not have the same level of market knowledge may result in poorer than anticipated performance.  We may abandon acquisition or development opportunities that we have begun pursuing and consequently fail to recover expenses already incurred and have devoted management time to a matter not consummated.

It may be difficult to buy and sell real estate quickly.

Real estate investments are relatively difficult to buy and sell quickly.  Consequently, we may have limited ability to vary our portfolio promptly in response to changes in economic or other conditions.  Moreover, our ability to buy, sell or finance real estate assets may be adversely affected during periods of uncertainty or unfavorable conditions in the credit markets as we, or potential buyers of our assets, may experience difficulty in obtaining financing.

OUR ORGANIZATIONAL AND FINANCIAL STRUCTURE GIVES RISE TO OPERATIONAL AND FINANCIAL RISKS.

We depend on dividends and distributions from our direct and indirect subsidiaries.  The creditors of these subsidiaries are entitled to amounts payable to them by the subsidiaries before the subsidiaries may pay any dividends or distributions to us.

Substantially all of our properties and assets are held through subsidiaries.  We depend on cash distributions and dividends from our subsidiaries for substantially all of our cash flow.  The creditors of each of our direct and indirect subsidiaries are entitled to payment of that subsidiary’s obligations to them when due and payable, before that subsidiary may make distributions or dividends to us.  Thus, our ability to pay dividends, if any, to our security holders depends on our subsidiaries’ ability to first satisfy their obligations to their creditors and our ability to satisfy our obligations, if any, to our creditors.

In addition, our participation in any distribution of the assets of any of our direct or indirect subsidiaries upon the liquidation, reorganization or insolvency of the subsidiary is only after the claims of the creditors, including trade creditors, and preferred security holders, if any, of the applicable direct or indirect subsidiaries are satisfied.

Our existing financing documents contain covenants and restrictions that may restrict our operational and financial flexibility.

At December 31, 2007, substantially all of the individual properties we own were encumbered by mortgages.  These mortgages contain covenants that limit our ability to incur additional indebtedness on these properties, provide for lender approval of tenants’ leases in certain circumstances, and provide for yield maintenance or defeasance premiums to prepay them.  These mortgages may significantly restrict our operational and financial flexibility.  In addition, if we were to fail to perform our obligations under existing indebtedness or become insolvent or were liquidated, secured creditors would be entitled to payment in full from the proceeds of the sale of the pledged assets prior to any proceeds being paid to other creditors or to any holders of our securities.  In such an event, it is possible that we would have insufficient assets remaining to make payments to other creditors or to any holders of our securities.

We have indebtedness, and this indebtedness and the cost to service it may increase.

As of December 31, 2007, we had approximately $1,110,197,000 in total debt outstanding.  Our ratio of total debt to total enterprise value was 47.6% at December 31, 2007.  “Enterprise value” means the market equity value of our common stock, plus debt, less cash and cash equivalents at such date.  In addition, we have significant debt service obligations.  For the year ended December 31, 2007, our scheduled cash payments for principal and interest were $78,927,000.  In the future, we may incur additional debt, and thus increase the ratio of total debt to total enterprise value.  If our level of indebtedness increases, there may be an increased risk of default that could adversely affect our financial condition and results of operations.  In addition, in a rising interest rate environment, the cost of refinancing our existing debt and any new debt or market rate security or instrument may increase.

We have issued outstanding and exercisable stock appreciation rights.  The exercise of these stock appreciation rights may impact our liquidity.

As of December 31, 2007, we had 500,000 stock appreciation rights (“SARs”) that were outstanding and exercisable.  These SARs have a weighted-average exercise price of $70.38 and are scheduled to expire on March 4, 2009.  Because the SARs agreements require that they be settled in cash, we would have had to pay $141,437,000 to the holders of these SARs, had they exercised their SARs on December 31, 2007.  Any change in our stock price from the closing price of $353.25 at December 31, 2007 would increase or decrease the amount we would have to pay upon exercise.

We might fail to qualify or remain qualified as a REIT, and may be required to pay income taxes at corporate rates.

Although we believe that we will remain organized and will continue to operate so as to qualify as a REIT for federal income tax purposes, we might fail to remain qualified.  Qualification as a REIT, for federal income tax purposes, is governed by highly technical and complex provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), for which there are only limited judicial or administrative interpretations.  Qualification as a REIT also depends on various facts and circumstances that are not entirely within our control.  In addition, legislation, new regulations, administrative interpretations or court decisions might significantly change the tax laws with respect to the requirements for qualification as a REIT or the federal income tax consequences of qualification as a REIT.

In order to qualify and maintain our qualification as a REIT for federal income tax purposes, we are required, among other conditions, to distribute as dividends to our stockholders at least 90% of annual REIT taxable income.  As of December 31, 2007, we had reported net operating loss carryovers (“NOLs”) of $1,597,000, which generally would be available to offset the amount of REIT taxable income that we otherwise would be required to distribute.  However, the NOLs reported on the tax returns are not binding on the Internal Revenue Service and are subject to adjustment as a result of future audits.  In addition, under Section 382 of the Internal Revenue Code, the ability to use our NOLs could be limited if, generally, there are significant changes in the ownership of our outstanding stock.  Since our reorganization as a REIT commencing in 1995, we have not paid regular dividends and do not believe that we will be required to, and may not, pay regular dividends until the NOLs have been fully utilized.

We face possible adverse changes in tax laws.

From time to time changes in state and local tax laws or regulations are enacted, which may result in an increase in our tax liability.  The shortfall in tax revenues for states and municipalities in recent years may lead to an increase in the frequency and size of such changes.  If such changes occur, we may be required to pay additional taxes on our assets or income.  These increased tax costs could adversely affect our financial condition and results of operations and the amount of cash available for payment of dividends.

Loss of our key personnel could harm our operations and adversely affect the value of our common stock.

We are dependent on the efforts of Steven Roth, our Chief Executive Officer, and Michael D. Fascitelli, our President.  While we believe that we could find replacements for these key personnel, the loss of their services could harm our operations and adversely affect the value of our common stock.

ALEXANDER’S CHARTER DOCUMENTS AND APPLICABLE LAW MAY HINDER ANY ATTEMPT TO ACQUIRE US.

Provisions in Alexander’s certificate of incorporation and bylaws, as well as provisions of the Internal Revenue Code and Delaware corporate law, may delay or prevent a change in control of the Company or a tender offer, even if such action might be beneficial to stockholders, and limit the stockholders’ opportunity to receive a potential premium for their shares of common stock over then prevailing market prices.

Primarily to facilitate maintenance of its qualification as a REIT, Alexander’s certificate of incorporation generally prohibits ownership, directly, indirectly or beneficially, by any single stockholder of more than 9.9% of the outstanding shares of preferred stock of any class or 4.9% of outstanding common stock of any class.  The Board of Directors may waive or modify these ownership limits with respect to one or more persons if it is satisfied that ownership in excess of these limits will not jeopardize Alexander’s status as a REIT for federal income tax purposes.  In addition, the Board of Directors has, subject to certain conditions and limitations, exempted Vornado and certain of its affiliates from these ownership limitations.  Stocks owned in violation of these ownership limits will be subject to the loss of rights and other restrictions.  These ownership limits may have the effect of inhibiting or impeding a change in control.

Alexander’s Board of Directors is divided into three classes of directors.  Directors of each class are chosen for three-year staggered terms.  Staggered terms of directors may have the effect of delaying or preventing changes in control or management, even though changes in management or a change in control might be in the best interest of our stockholders.

In addition, Alexander’s charter documents authorize the Board of Directors to:

•	cause Alexander’s to issue additional authorized but unissued common stock or preferred stock;
•	classify or reclassify, in one or more series, any unissued preferred stock;
•	set the preferences, rights and other terms of any classified or reclassified stock that Alexander’s issues; and
•	increase, without stockholder approval, the number of shares of beneficial interest that Alexander’s may issue.

The Board of Directors could establish a series of preferred stock with terms that could delay, deter or prevent a change in control of Alexander’s or other transaction that might involve a premium price or otherwise be in the best interest of our stockholders, although the Board of Directors does not, at present, intend to establish a series of preferred stock of this kind.  Alexander’s charter documents contain other provisions that may delay, deter or prevent a change in control of the Company or other transaction that might involve a premium price or otherwise be in the best interest of our stockholders.

In addition, Vornado and Interstate Properties (“Interstate”) (the three general partners of which are trustees of both Vornado and Directors of Alexander’s) together beneficially own approximately 60.0% of our outstanding shares of common stock.  This degree of ownership may also reduce the possibility of a tender offer or an attempt to change control of the Company.

We may change our policies without obtaining the approval of our stockholders.

Our operating and financial policies, including our policies with respect to acquisitions of real estate or other assets, growth, operations, indebtedness, capitalization and dividends, are exclusively determined by our Board of Directors.  Accordingly, our stockholders do not control these policies.

OUR OWNERSHIP STRUCTURE AND RELATED-PARTY TRANSACTIONS MAY GIVE RISE TO CONFLICTS OF INTEREST.

Steven Roth, Vornado and Interstate may exercise substantial influence over us.  They and some of our other directors and officers have interests or positions in other entities that may compete with us.

At December 31, 2007, Interstate and its partners owned approximately 8.3% of the common shares of beneficial interest of Vornado and approximately 27.2% of our outstanding common stock.  Steven Roth, David Mandelbaum and Russell B. Wight, Jr. are the partners of Interstate.  Mr. Roth is the Chairman of our Board of Directors and Chief Executive Officer, the Chairman of the Board of Trustees and Chief Executive Officer of Vornado and the Managing General Partner of Interstate.  Mr. Wight and Mr. Mandelbaum are both trustees of Vornado and members of our Board of Directors.  In addition, Vornado manages and leases the real estate assets of Interstate.

At December 31, 2007, Vornado owned 32.8% of our outstanding common stock, in addition to the 27.2% owned by Interstate and its partners.  In addition to the relationships described in the immediately preceding paragraph, Michael D. Fascitelli, the President and a trustee of Vornado, is our President and a member of our Board of Directors.  Richard West is a trustee of Vornado and a member of our Board of Directors.  In addition, Joseph Macnow, our Executive Vice President and Chief Financial Officer, holds the same positions with Vornado.

Because of their overlapping interests, Vornado, Mr. Roth, Interstate and the other individuals noted in the preceding paragraphs may have substantial influence over Alexander’s, and on the outcome of any matters submitted to Alexander’s stockholders for approval.  In addition, certain decisions concerning our operations or financial structure may present conflicts of interest among Vornado, Messrs. Roth, Mandelbaum and Wight and Interstate and other security holders.  Vornado, Mr. Roth and Interstate may, in the future, engage in a wide variety of activities in the real estate business which may result in conflicts of interest with respect to matters affecting us, such as:  which of these entities or persons, if any, may take advantage of potential business opportunities; the business focus of these entities; the types of properties and geographic locations in which these entities make investments; potential competition between business activities conducted, or sought to be conducted, by us; competition for properties and tenants; possible corporate transactions such as acquisitions; and other strategic decisions affecting the future of these entities.

There may be conflicts of interest between Vornado, its affiliates and us.

Vornado manages, develops and leases our properties under agreements that have one-year terms expiring in March of each year, which are automatically renewable.  Because we share common senior management with Vornado and because five of the trustees of Vornado also constitute the majority of our directors, the terms of the foregoing agreements and any future agreements may not be comparable to those we could have negotiated with an unaffiliated third party.

For a description of Interstate’s ownership of Vornado and Alexander’s, see “Steven Roth, Vornado and Interstate may exercise substantial influence over us.  They and some of our other directors and officers have interests or positions in other entities that may compete with us,” above.

THE NUMBER OF SHARES OF ALEXANDER’S COMMON STOCK AND THE MARKET FOR THOSE SHARES GIVE RISE TO VARIOUS RISKS.

Alexander’s has available for issuance shares of its common stock and outstanding and exercisable options to purchase its common stock.  The issuance of this stock or the exercise of these options could decrease the market price of the shares of common stock currently outstanding.

As of December 31, 2007, we had authorized but unissued 4,826,550 shares of common stock, par value of $1.00 per share, and 3,000,000 shares of preferred stock, par value $1.00 per share.  In addition, as of December 31, 2007, 61,900 options were outstanding and exercisable at a weighted-average exercise price of $70.38, and as of December 31, 2007, 500,000 SARs were outstanding and exercisable at a weighted-average exercise price of $70.38.  Additionally, 895,000 shares are available for future grant under the terms of our 2006 Omnibus Stock Plan (the “Plan”).  These awards may be granted in the form of options, restricted stock, SARs or other equity-based interests, and, if granted, would reduce the number of shares available for future grant; provided, however, that an award that may be settled only in cash would not reduce the number of shares available under the Plan.  We cannot predict the impact that future issuances of common or preferred stock or any exercise of outstanding options or grants of additional equity-based interests would have on the market price of our common stock.

Changes in market conditions could decrease the market price of our securities.

The value of our securities depends on various market conditions, which may change from time to time.  Among the market conditions that may affect the value of our securities are the following:

•	the extent of institutional investor interest in us;
•
the reputation of REITs generally and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate companies, and fixed income securities;

•	our financial condition and performance; and
•	general financial market and economic conditions.

USE OF PROCEEDS

The shares of common stock described in this prospectus are being offered for sale from time to time by the selling stockholders who acquire the shares pursuant to the Plan.  We will not receive any proceeds from any sale of common stock offered pursuant to this prospectus.

SELLING STOCKHOLDERS

The common stock being registered by this prospectus consists of 895,000 shares that will be held by persons who acquired or will acquire those shares from the Plan, pursuant to its terms.

We are registering these shares to permit the selling stockholders to resell their shares when they deem appropriate.  The selling stockholders may resell all, a portion, or none of their shares, at any time and from time to time.  The selling stockholders may also sell, transfer or otherwise dispose of some or all of their shares in transactions exempt from the registration requirements of the Securities Act.  We do not know when or in what amounts the selling stockholders may offer their common stock for sale under this prospectus. We will provide the names of any selling stockholders and the number of shares of common stock sold by such selling stockholders by means of a prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms and provisions of our preferred stock and our common stock contained in our certificate of incorporation and by-laws.  The following summary is qualified in its entirety by reference to our certificate of incorporation and by-laws, copies of which are filed as exhibits to our previous filings with the Securities and Exchange Commission (the “Commission”).

Our certificate of incorporation authorizes the issuance of up to 26,000,000 shares of capital stock, consisting of 10,000,000 shares of common stock, par value $1.00 per share (the “common stock”), 3,000,000 shares of preferred stock, par value $1.00 per share (the “preferred stock”) and 13,000,000 shares of excess stock, par value $1.00 per share (the “excess stock”).  As of December 31, 2007, we had issued 5,173,450 shares of common stock, of which 5,043,950 and 5,035,950 were outstanding as of December 31, 2007 and 2006, respectively.  No shares of preferred stock or shares of excess stock are issued and outstanding as of the date of this prospectus.

Description of Common Stock

Our common stock is traded on the New York Stock Exchange under the symbol “ALX.”  As of December 31, 2007, we had issued 5,173,450 shares of common stock, of which 5,043,950 and 5,035,950 were outstanding as of December 31, 2007 and 2006, respectively.

Dividend and Voting Rights of Holders of Common Stock. Holders of our common stock are entitled to receive dividends when, if and as authorized by the Board of Directors out of assets legally available to pay dividends.

Each share of common stock entitles the holder to one vote on all matters voted on by stockholders, including elections of directors.  There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common stock can elect all of the directors then standing for election.

Our certificate of incorporation requires the affirmative vote of two-thirds of the outstanding shares of our stock entitled to vote before we may merge with another corporation.

Holders of common stock do not have any conversion, redemption or preemptive rights to subscribe to any securities of our Company.  In the event of our dissolution, liquidation or winding-up, after the payment or provision of our debt and other liabilities and the preferential amounts to which holders of our preferred stock are entitled, if any such preferred stock is outstanding, the holders of the common stock are entitled to share ratably in any assets remaining for distribution to stockholders.

The common stock has equal dividend, distribution, liquidation and other rights, and there are no preference, appraisal or exchange rights applicable thereto.  All outstanding shares of common stock are fully paid and nonassessable.

Wachovia Bank, N.A., is the transfer agent for the common stock.

The Common Stock Beneficial Ownership Limit.  Our certificate of incorporation contains a number of provisions that restrict the ownership and transfer of shares and are designed to safeguard us against an inadvertent loss of REIT status.  These provisions also seek to deter non-negotiated acquisitions of, and proxy fights for, us by third parties.  In order to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or constructively, by five or fewer individuals at any time during the last half of a taxable year, and the shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year.  The Internal Revenue Code defines “individuals” to include some entities for purposes of the preceding sentence.  All references to a holder’s ownership of common stock in this section assumes application of the applicable attribution rules of the Internal Revenue Code under which, for example, a holder is deemed to own shares owned by his or her spouse.

Our certificate of incorporation contains a limitation that restricts stockholders from owning more than 4.9% of the outstanding shares of common stock.  In certain circumstances, the Board of Directors may reduce the common stock beneficial ownership limit to as little as 2%, but only if any person who owns shares in excess of such new limit could continue to do so.  The Board of Directors has, subject to certain conditions and limitations, exempted our manager, Vornado, and certain of its affiliates from the common stock beneficial ownership limit.  As a result, it is less likely as a practical matter that another holder of common stock could obtain an exemption.

Attribution Rules.  Investors should be aware that, under the applicable attribution rules of the Internal Revenue Code, events other than a purchase or other transfer of common stock can result in ownership of common stock in excess of the common stock beneficial ownership limit.  For instance, if two stockholders, each of whom owns 3% of the outstanding common stock, were to marry, then after their marriage both stockholders would be deemed to own 6% of the outstanding shares of common stock, which is in excess of the common stock beneficial ownership limit.  Similarly, if a stockholder who owns 4% of the outstanding common stock were to purchase a 50% interest in a corporation which owns 3% of the outstanding common stock, then the stockholder would be deemed to own 5.5% of the outstanding shares of common stock.  You should consult your own tax advisors concerning the application of the attribution rules of the Internal Revenue Code in your particular circumstances.

The Constructive Ownership Limit.  Under the Internal Revenue Code, rental income received by a REIT from persons with respect to which the REIT is treated, under the applicable attribution rules of the Internal Revenue Code, as owning a 10% or greater interest does not constitute qualifying income for purposes of the income requirements that REITs must satisfy.  For these purposes, a REIT is treated as owning any stock owned, under the applicable attribution rules of the Internal Revenue Code, by a person that owns 10% or more of the value of the outstanding shares of the REIT.  The attribution rules of the Internal Revenue Code applicable for these purposes are different from those applicable with respect to the common stock beneficial ownership limit.  All references to a stockholder’s ownership of common stock in this section assume application of the applicable attribution rules of the Internal Revenue Code.

In order to ensure that our rental income will not be treated as nonqualifying income under the rule described in the preceding paragraph, and thus to ensure that we will not inadvertently lose our REIT status as a result of the ownership of shares of a tenant, or a person that holds an interest in a tenant, our certificate of incorporation contains an ownership limit that restricts, with certain exceptions, stockholders from owning more than 9.9% of the outstanding shares of any class (the “common stock beneficial ownership limit”).

Stockholders should be aware that events other than a purchase or other transfer of shares can result in ownership, under the applicable attribution rules of the Internal Revenue Code, of shares in excess of the constructive ownership limit.  As the attribution rules that apply with respect to the constructive ownership limit differ from those that apply with respect to the common stock beneficial ownership limit, the events other than a purchase or other transfer of shares which can result in share ownership in excess of the constructive ownership limit can differ from those which can result in share ownership in excess of the common stock beneficial ownership limit.  You should consult your own tax advisors concerning the application of the attribution rules of the Internal Revenue Code in your particular circumstances.

Issuance of Excess Stock if the Ownership Limits Are Violated.  Our certificate of incorporation provides that a transfer of shares of common stock that would otherwise result in ownership, under the applicable attribution rules of the Internal Revenue Code, of common stock in excess of the common stock beneficial ownership limit or the constructive ownership limit, or which would cause the shares of capital stock of Alexander’s to be beneficially owned by fewer than 100 persons, would have no effect, and the purported transferee would acquire no rights or economic interest in such common stock.  In addition, common stock that would otherwise be owned, under the applicable attribution rules of the Internal Revenue Code, in excess of the common stock beneficial ownership limit or the constructive ownership limit will be automatically exchanged for shares of excess stock.  These shares of excess stock would be transferred, by operation of law, to us as trustee of a trust for the exclusive benefit of a beneficiary designated by the purported transferee or purported holder.  While held in trust, the trustee shall vote the shares of excess stock in the same proportion as the holders of the outstanding shares of common stock have voted.  Any dividends or distributions received by the purported transferee or other purported holder of the excess stock before our discovery of the automatic exchange for shares of excess stock must be repaid to us upon demand.

If the purported transferee or purported holder elects to designate a beneficiary of an interest in the trust with respect to the excess stock, he or she may only designate a person whose ownership of the shares will not violate the common stock beneficial ownership limit or the constructive ownership limit.  When the designation is made, the excess stock will be automatically exchanged for common stock.  Our certificate of incorporation contains provisions designed to ensure that the purported transferee or other purported holder of shares of excess stock may not receive, in return for transferring an interest in the trust with respect to the excess stock, an amount that reflects any appreciation in the shares of common stock for which the shares of excess stock were exchanged during the period that the shares of excess stock were outstanding but will bear the burden of any decline in value during that period.  Any amount received by a purported transferee or other purported holder for designating a beneficiary in excess of the amount permitted to be received must be turned over to us.  Our certificate of incorporation provides that we may purchase any shares of excess stock that have been automatically exchanged for shares of common stock as a result of a purported transfer or other event.  The price at which we may purchase the excess stock will be equal to the lesser of:

•
in the case of shares of excess stock resulting from a purported transfer for value, the price per share in the purported transfer that resulted in the automatic exchange for shares of excess stock or, in the case of excess stock resulting from some other event, the market price of the shares of common stock exchanged on the date of the automatic exchange for excess stock; and

•	the market price of the shares of common stock exchanged for the excess stock on the date that we accept the deemed offer to sell the excess stock.

Our purchase right with respect to excess stock will exist for 90 days, beginning on the date that the automatic exchange for shares of excess stock occurred or, if we did not receive a notice concerning the purported transfer that resulted in the automatic exchange for shares of excess stock, the date that the Board of Directors determines in good faith that an exchange for excess stock has occurred.

Other Provisions Concerning the Restrictions on Ownership.  The Board of Directors may exempt certain persons from the common stock beneficial ownership limit or the constructive ownership limit if evidence satisfactory to the Board of Directors is presented showing that such exemption will not jeopardize our status as a REIT under the Internal Revenue Code.  Before granting an exemption of this kind, the Board of Directors may require a ruling from the Internal Revenue Service, an opinion of counsel satisfactory to it and representations and undertakings from the applicant with respect to preserving our REIT status.

The Board of Directors has, subject to certain conditions and limitations, exempted our manager, Vornado, and certain of its affiliates from the common stock beneficial ownership limit.  As a result, it is less likely as a practical matter that another holder of common stock could obtain an exemption.

The foregoing restrictions on ownership and transfer will not apply if the Board of Directors determines that it is no longer in our best interests to attempt to qualify, or continue to qualify, as a REIT.

Sections 382 and 383 of the Internal Revenue Code impose limitations upon the utilization of a corporation’s net operating loss and credit carryforwards and certain other tax attributes, following significant changes in the corporation’s stock ownership.  In order to preserve our ability to use net operating loss carryforwards to reduce taxable income, our certificate of incorporation also contains additional provisions restricting the ownership of our outstanding shares (the “Section 382 ownership restrictions”).  The Section 382 ownership restrictions merely reduce the risk of certain occurrences that could cause such a limitation to arise.  It is still possible that, due to transfers (either directly or indirectly) of our outstanding shares, we could become subject to a limitation under Section 382 or 383.

Our certificate of incorporation provides, in general, that, subject to the exceptions described in the next paragraph, no person may acquire shares of our Company, or options or warrants to acquire such shares, if as a result such person (or another person to which such shares were attributed under certain complex attribution rules, which differ in certain respects from those that apply for purposes of the common stock beneficial ownership limit or the constructive ownership limit) would own, directly or under such attribution rules, 5% or more of the class of such outstanding shares (hereinafter, such person’s “ownership interest percentage”). In addition, subject to the exceptions described in the next paragraph, no person whose ownership interest percentage of a class of shares equals or exceeds 5% can acquire or transfer such shares, or options or warrants to acquire such shares.  The foregoing restrictions apply independently to each class of our outstanding stock.

The foregoing restrictions do not apply to (i) acquisitions and transfers of shares of common stock by certain persons and their affiliates whose ownership interest percentage of common stock on September 21, 1993 was 5% or more, (ii) transfers of shares pursuant to an offering by us, to the extent determined by the Board of Directors, and (iii) other transfers of shares specifically approved by the Board of Directors.

Transfers of shares, options or warrants in violation of the Section 382 ownership restrictions would be void, and the transferee would acquire no rights in such shares, options or warrants.  Thus, a purported acquiror would have no right to vote such shares or to receive dividends.  Moreover, upon our demand, a purported acquiror of shares, options or warrants would be required to transfer them to an agent designated by us.  The agent, generally, would sell such shares, options or warrants, remit the proceeds thereof to the purported acquiror to the extent of such person’s purchase price for the shares and, to the extent possible, remit the balance of the proceeds to such person’s transferor.  A similar procedure would be applied to any dividends paid to, and to the proceeds of any resale of shares, options or warrants by, the purported acquiror.

The Board of Directors has the authority to designate a date as of which the Section 382 ownership restrictions will no longer apply.

All certificates representing shares of common stock will bear a legend referring to the restrictions described above.

All persons who own, directly or by virtue of the applicable attribution rules of the Internal Revenue Code, more than 2% of the shares of outstanding common stock must give a written notice to us containing the information specified in our certificate of incorporation by January 31 of each year.  In addition, each stockholder shall upon demand be required to disclose to us such information as we may request, in good faith, in order to determine our status as a REIT or to comply with Treasury Regulations promulgated under the REIT provisions of the Internal Revenue Code.

Important Provisions of Delaware Law and Our Certificate of Incorporation and By-Laws

The following is a summary of important provisions of Delaware law and our certificate of incorporation and by-laws which affect us and our stockholders.  The description below is intended as only a summary.  You can access complete information by referring to the Delaware General Corporation Law and our certificate of incorporation and by-laws.

Business Combinations with Interested Stockholders under Delaware Law.  Section 203 of the Delaware General Corporation Law prevents a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•
before the date on which the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder;

•
the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the beginning of the transaction in which it became an interested stockholder, excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide participants with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
after the date on which the interested stockholder became an interested stockholder, the business combination is approved by the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation voting at a meeting, excluding the voting stock owned by the interested stockholder.

As defined in Section 203, an “interested stockholder” is generally a person owning 15% or more of the outstanding voting stock of the corporation.  As defined in Section 203, a “business combination” includes mergers, consolidations, stock and assets sales and other transactions with the interested stockholder.

The provisions of Section 203 may have the effect of delaying, deferring or preventing a change in control of Alexander’s, Inc.

Amendment of Our Certificate of Incorporation and By-Laws.  Amendments to our certificate of incorporation must be approved by the Board of Directors.  Unless otherwise required by law, the Board of Directors may amend our by-laws by a majority vote of the directors then in office.

Meetings of Stockholders.  Under our by-laws, we will hold annual meetings of our stockholders at a date and time as determined by the Board of Directors, chairman, vice chairman or president.  Our by-laws require advance notice for our stockholders to make nominations of candidates for the Board of Directors or bring other business before an annual meeting of our stockholders.  The chairman or vice chairman shall call special meetings of our stockholders whenever stockholders owning at least a majority of our issued and outstanding shares entitled to vote on matters to be submitted to stockholders shall request in writing such a meeting.

Board of Directors.  The Board of Directors is divided into three classes.  As the term of each class expires, directors in that class will be elected for a term of three years and until their successors are duly elected and qualified.  These staggered terms may reduce the possibility of an attempt to change control of Alexander’s.

PLAN OF DISTRIBUTION

The selling stockholders, or the Plan at the request of the selling stockholders, may from time to time sell the shares of common stock directly to purchasers on the New York Stock Exchange (or on any other national securities exchange where the shares of common stock may be trading) or other over-the-counter market at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions.  These shares of common stock may be sold by one or more of the following:

•	a block trade in which the broker or dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by a broker or dealer for its account using this prospectus;

•	through the writing of options;

•	ordinary brokerage transactions in which the broker does not solicit purchasers and transactions in which the broker does solicit purchasers;

•	transactions directly with a market maker; and

•	in privately negotiated transactions not involving a broker or dealer.

Each sale may be made either at market prices prevailing at the time of the sale, at negotiated prices, at fixed prices which may be changed, or at prices related to prevailing market prices.

The selling stockholders will act independently of Alexander’s in making decisions with respect to the timing, manner and size of each sale.

Brokers or dealers engaged by any of the selling stockholders to sell the shares may arrange for other brokers or dealers to participate.  Brokers or dealers engaged to sell the shares will receive compensation in the form of commissions or discounts in amounts to be negotiated before each sale and which may be in excess of customary discounts or commissions.  These brokers or dealers and any other participating brokers or dealers may be determined to be underwriters within the meaning of the Securities Act.  We will not receive any proceeds from any sale of common stock offered pursuant to this prospectus, and we anticipate that the brokers or dealers, if any, participating in the sales of the shares will receive their usual and customary selling commissions.

Some persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids.  The selling stockholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including Regulation M.  This regulation may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other person.  The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling stockholders and their affiliates.  Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution.  All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

The selling stockholders may enter into hedging transactions.  Persons with whom they enter into hedging transactions may engage in short sales of our common stock.  The selling stockholders may engage in short sales of our common stock and transactions involving options, swaps, derivatives and other transactions involving our securities or their investments in those securities, and may sell and deliver the shares covered by this prospectus under agreements to undertake these transactions or in settlement of securities loans.  These transactions may be entered into with broker-dealers or other financial institutions that may resell those shares.  The selling stockholders may pledge their shares to secure borrowings.  Upon delivery of the shares or a default by a selling stockholder, the broker-dealer or financial institution may offer and sell the pledged shares.

Selling stockholders may resell all or a portion of their shares in open market transactions in reliance upon available exemptions under the Securities Act including in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of one of these exemptions.  The selling stockholders may decide not to sell all or a portion of the shares offered under this prospectus.

Selling stockholders may from time to time pledge or grant a security interest in some or all of the common stock owned by them, and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

To comply with the securities laws of some states, if applicable, the shares will be sold in those states only through brokers or dealers.  The shares may not be sold in some states unless they have been registered or qualified for sale in those states or an exemption from registration or qualification is available and is complied with.

If necessary, the specific shares of our common stock to be sold, the name of the selling stockholders, the purchase and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts will be disclosed in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We will bear all expenses of the offering of the common stock that is offered in this prospectus including, without limitation, all filing, registration and qualification, printing, legal and accounting fees, except that the selling stockholders will pay any applicable underwriting commissions and expenses, brokerage fees and transfer taxes, and the fees and disbursements of their counsel and experts.

The selling stockholders are not restricted as to the price or prices at which they may sell the shares of our common stock offered under this prospectus.  Sales of shares at less than the market price may depress the market price of our stock.  Moreover, the selling stockholders are not restricted as to the number of shares which may be sold at any one time, and it is possible that a significant number of shares could be sold at the same time, which may also depress the market price of our stock.

LEGAL MATTERS

The validity of the shares of common stock offered pursuant to this prospectus will be passed upon by Shearman & Sterling LLP.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Commission.  You may read and copy any document we file at the Commission’s public reference room at 100 F Street, N.E., Washington, DC 20549.  Please call the Commission at 1-800-SEC-0330 for further information on its public reference room.  Our SEC filings are also available to the public through the Commission’s website at http://www.sec.gov.  Our common shares are listed on the New York Stock Exchange, and information about us is also available there.

We have filed a registration statement on Form S-8 to register with the Commission the securities described herein.  This prospectus is a part of that registration statement and constitutes a prospectus of Alexander’s.  As allowed by Commission rules, this prospectus does not contain all the information that can be found in the registration statement or the exhibits to the registration statement.

EXPERTS

The consolidated financial statements, the related financial statement schedules, and the effectiveness of internal control over financial reporting incorporated in this Prospectus by reference from the Alexander’s, Inc. Annual Report on Form 10-K  for the year ended December 31, 2007, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information.  In all cases, you should rely on the later information over comparable but earlier dated information included in this prospectus.  We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	Annual report on Form 10-K for the period ended December 31, 2007, filed with the Commission on February 25, 2008; and

•	Quarterly report on Form 10-Q for the period ended March 31, 2008, filed with the Commission on May 5, 2008.

On request we will provide, at no cost to each person, including any beneficial owner who receives a copy of this prospectus, a copy of any or all of the documents incorporated in this prospectus by reference.  We will not provide exhibits to any such documents, however, unless such exhibits are specifically incorporated by reference into those documents.  Written or telephone requests for such copies should be addressed to Alexander’s executive offices located at 210 Route 4 East, Paramus, New Jersey 07652, Attention: Joseph Macnow, Chief Financial Officer, telephone number (212) 587-8541.

895,000 Shares

Common Stock

______________________

Prospectus

______________________

June 17, 2008

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.	Plan Information.*

Item 2.	Registrant Information and Employee Plan Annual Information.*

_____________
* Information required by Part I to be contained in the Section 10(a) prospectus is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act and the “Note” to Part I of Form S-8.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The Registrant incorporates by reference in this Registration Statement the following documents filed by the Registrant with the Securities and Exchange Commission (the “Commission”):

(a)          The Registrant’s annual report on Form 10-K filed for the period ended December 31, 2007 (filed February 25, 2008);

(b)          The Registrant’s quarterly report on Form 10-Q filed for the period ended March 31, 2008 (filed May 5, 2008); and

(c)          The description of the common stock contained in the Registrant’s Registration Statement on Form 10 (File No. 1-6064) for registration of such common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In addition, all reports and other documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement, but prior to the filing of a post-effective amendment to this Registration Statement that indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, will be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.  Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.	Description of Securities

Not required.

Item 5.	Interests of Named Experts and Counsel.

Not applicable.

Item 6.	Indemnification of Directors and Officers.

Under Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”), the Registrant has powers to indemnify its directors and officers against liabilities that they may incur in such capacities, including liabilities under the Securities Act.

The Registrant’s Certificate of Incorporation provides that the Registrant’s officers and directors will be indemnified to the fullest extent permitted by Delaware law.  In addition, to the fullest extent permitted by Delaware law, no director of the Registrant shall be personally liable to the Registrant or the stockholders for monetary damages for breach of the director’s fiduciary duty.  Such provision does not limit a director’s liability to the Registrant or its stockholders resulting from:  (i) any breach of the director’s duty of loyalty to the Registrant or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in section 174 of the DGCL; or (iv) any transaction from which the director derived an improper personal benefit.

The Registrant’s Certificate of Incorporation provides that the Registrant shall pay the expenses incurred by an officer or a director of the Registrant in defending a civil or criminal action, suit, or proceeding involving such person’s acts or omissions as an officer or a director of the Registrant if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant or its stockholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. Unless ordered by a court, indemnification of an officer shall be made by the Registrant only as authorized in a specific case upon the determination that indemnification of the officer or director is proper under the circumstances because he or she has met the applicable standard of conduct.  Such determination shall be made (i) by majority vote of the directors of the Registrant who are not parties to the action, suit or proceeding, (ii) by independent legal counsel in a written opinion, or (iii) by the stockholders of the Registrant.  The Registrant’s Certificate of Incorporation authorizes the Registrant to pay the expenses incurred by an officer or a director in defending a civil or criminal action, suit, or proceeding in advance of the final disposition thereof, upon receipt of an undertaking by or on behalf of such person to repay the expenses if it is ultimately determined that the person is not entitled to be indemnified by the Registrant.

The Registrant has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Registrant or is liable as a director of the Registrant, or is or was serving, at the request of the Registrant, as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, regardless of whether the Registrant would have power to indemnify him against such liability.

The Registrant has purchased a policy of directors’ and officers’ insurance that insures both the Registrant and its officers and directors against expenses and liabilities of the type normally insured against under such policies, including the expense of the indemnifications described above.

Item 7.	Exemption from Registration Claimed.

Not applicable.

Item 8.	Exhibits.

See attached Exhibit Index.

Item 9.	Undertakings.

(a)      The undersigned Registrant hereby undertakes:

(i)           To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(i)(1) and (a)(i)(2) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement;

(ii)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(iii)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c)      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any Action) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURE

Pursuant to the requirements of the Securities Act, Alexander’s, Inc., certifies that it has reasonable grounds to believe that it meets all the requirements for filing this Registration Statement on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Paramus, the State of New Jersey, on this 17th day of June, 2008.

ALEXANDER’S, INC.

By:	/s/ Joseph Macnow
Joseph Macnow Executive Vice President and Chief Financial Officer (duly authorized officer and principal financial and accounting officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby, severally and individually constitutes and appoints each of Steven Roth and Joseph Macnow and each of them severally, the true and lawful attorneys and agents of each of us to execute in the name, place and stead of each of us (individually and in any capacity stated below) any and all amendments (including post-effective amendments) to this Registration Statement, and all instruments necessary or advisable in connection therewith and to file the same with the Commission, each of said attorneys and agents to have the power to act with or without the others and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys and agents or each of them to any and all such amendments and instruments. This Power of Attorney has been signed on June 17, 2008 by the following persons in the respective capacities indicated below.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below on June 17, 2008 by the following persons in the respective capacities indicated below.

Signature	Title

/s/ Steven Roth
Steven Roth	Chairman of the Board and Chief Executive Officer (principal executive officer)

/s/ Joseph Macnow
Joseph Macnow	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)

/s/ Thomas R. DiBenedetto
Thomas R. DiBenedetto	Director

/s/ Michael D. Fascitelli
Michael D. Fascitelli	Director

/s/ David Mandelbaum
David Mandelbaum	Director

/s/ Arthur I. Sonnenblick
Arthur I. Sonnenblick	Director

/s/ Neil Underberg
Neil Underberg	Director

/s/ Dr. Richard R. West
Dr. Richard R. West	Director

/s/ Russell B. Wight, Jr.
Russell B. Wight, Jr.	Director

EXHIBIT INDEX

Exhibit No.	Name of Exhibit

3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-3 filed September 20, 1995).

3.2	By-laws of the Registrant, as amended (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000).

4.1	Registrant’s 2006 Omnibus Stock Plan, as amended (incorporated by reference to Annex B to the Registrant’s Definitive Proxy Statement on Schedule 14A filed on April 26, 2006) (File No. 001-06064).

5.1*	Opinion of Shearman & Sterling LLP.

23.1*	Consent of Deloitte & Touche LLP.

23.2	Consent of Shearman & Sterling LLP (included in Exhibit 5.1).

24.1*	Powers of Attorney (included in Part II of the Registration Statement).

____________
* Filed herewith